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April 13, 2010
VIA FACSIMILE AND EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3628
Attention: Mr. Daniel F. Duchovny, Esq.

Re:	Hardinge Inc. Schedule TO-T filed March 30, 2010, by Helen Acquisition Corp. and Indústrias Romi S.A. SEC File No. 005-20073
Dear Mr. Duchovny:
On behalf of our clients, Indústrias Romi S.A. (“Parent”) and Helen Acquisition Corp. (“Purchaser” and, together with Parent, the “Bidders”), we hereby acknowledge receipt of the comment letter dated April 5, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-T (the “Schedule TO-T”).
We submit this letter in response to the Comment Letter on behalf of the Bidders. For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face type below, followed by the Bidders’ responses.
The Bidders have today filed, via EDGAR, an amendment to the Schedule TO-T (“Amendment No. 1”) together with this response letter. To assist the Staff in reviewing Amendment No. 1, we are delivering via Federal Express three copies of Amendment No. 1.
Responses To Staff Comments
Schedule TO-T
1.	Please tell us why you believe Item 10 of Schedule TO is not applicable to this tender offer.
ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MENLO PARK | MILAN | MUNICH
NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Daniel F. Duchovny	April 13, 2010

Response: Consistent with Instruction 2 to Item 10 of Schedule TO, the Bidders believe that financial information is not required because Parent’s financial condition is not material to a holder’s decision whether to tender shares. Specifically, the consideration offered consists solely of cash, the offer is not subject to any financing condition and the offer is for all outstanding securities of the subject class.
Offer to Purchase
Material U.S. Federal Income Tax Considerations, page 12
2.	Provide an analysis supporting the legend relating to Treasury Department Circular 230 at the top of the section or delete the legend. Also apply this comment to page 9 of the letter of transmittal.

Response: In accordance with the Staff’s comment, and as reflected in Amendment No. 1, we have deleted the legends relating to Treasury Department Circular 230.
Certain Conditions of the Offer — Page 23
3.	Refer to the Rights Condition, the Article Nine Condition and the Section 912 Condition. These conditions refer to a determination made solely in your discretion. The ability of the bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise here and throughout the offer document to include a reasonableness standard in each condition. In addition, include a similar reasonableness standard to conditions (d), (g), (h) and (j).

Response: Amendment No. 1 revises all references in the Schedule TO-T to the Rights Condition, the Article Nine Condition, the Section 912 Condition and conditions (d), (g), (h) and (j) so that any determination by Purchaser of whether such a condition to the offer has occurred will be in Purchaser’s “reasonable discretion” or in Purchaser’s “reasonable judgment.”
4.	We note the language in the last paragraph in this section that the bidders’ “failure . . . at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right . . .” If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be

Mr. Daniel F. Duchovny	April 13, 2010

determined only upon expiration. Please confirm your understanding supplementally.

Response: The Bidders confirm their understanding that when they become aware that an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, they will promptly inform security holders how they intend to proceed, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

5.	The language referenced above also suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: The Bidders confirm their understanding that the waiver of a condition may constitute a material change to the offer that could require the extension of the offer and recirculation of new disclosure to security holders.
* * * * *
Parent has directed me to acknowledge, on its behalf, that:
•	Parent is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Parent may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Purchaser has directed me to acknowledge, on its behalf, that:
•	Purchaser is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Daniel F. Duchovny	April 13, 2010

•	Purchaser may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Bidders acknowledge that the Staff may have additional comments after reviewing Amendment No. 1 and this letter. In light of the type and amount of additional information contained in Amendment No. 1, the Bidders do not propose to print or mail a supplement to the Offer to Purchase.

Mr. Daniel F. Duchovny	April 13, 2010

We appreciate your assistance in reviewing this response letter. Please direct questions or comments regarding this filing to me at (212) 848-7428.
Very truly yours,
/s/ Michael J. McGuinness

Michael J. McGuinness
cc:     André Luís Romi, Indústrias Romi S.A.